SYMS CORP
One Syms Way
Secaucus, NJ 07094

October 19, 2011

VIA EDGAR

Edwin S. Kim, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Syms Corp

Form 10-K for the Fiscal Year Ended February 27, 2010
Filed May 13, 2010

Form 10-K for the Fiscal Year Ended February 26, 2011
Filed May 13, 2011

File No. 001-08546

Dear Mr. Kim:

This letter is submitted on behalf of Syms Corp (the “Registrant,” “Syms” or the “Company”) in connection with the comment letter e-mailed by the Staff to the Registrant on October 5, 2011.  The Staff’s comments have been retyped below in italics, and are followed by the Company’s responses thereto. All page references are to the documents as filed by the Registrant with the Commission.

Executive Compensation

Comment 1:  We note your response to comment four of our letter dated August 8, 2011.  Your May 5, 2011 response letter mentions disclosure to be provided regarding Ms. Syms’ role in voting and deliberations of her compensation.  We are unable to locate such disclosure in your proxy statement filed June 24, 2011.  Please advise.

Response:  As noted in the Company’s May 5, 2011 response letter, on page 5 of the “Meetings and Committees of the Board of Directors” section of the Proxy Statement filed on June 24, 2011 by the Company, it states in part:

The Compensation Committee is responsible for reviewing and approving for the Chief Executive Officer and other executives of the Company annual base salary, and for determining director compensation and benefit programs (other than those programs administered by the Stock Option Committee). The full Board of Directors reviews and approves the recommendations of the Compensation Committee for the annual base salary of the Chief Executive Officer and Chairman of the Board. Marcy Syms and Bernard H. Tenenbaum are members of the Compensation Committee. Marcy Syms is not an “independent” member of the Compensation Committee in terms of the NASDAQ governance standards. The Compensation Committee met once during fiscal 2010; otherwise all discussions and decisions were made by the full Board.

To clarify, Ms. Syms does not vote on her compensation at either the Committee or Board level.  Furthermore, there has been no increase in Ms. Syms’ compensation for several years.  If the Compensation Committee or the Board were considering an increase in her compensation, it is anticipated that Ms. Syms would communicate her views on the issue and then absent herself during the deliberations regarding that topic.

Form 8-K filed June 24, 2009

Comment 2: We note you still have not amended your Form 8-K to provide financial statements of Filene’s.  In your response dated July 6, 2011, we note you continue to pursue completion of the audit of such financial statements.  Please tell us when such financial statements will be filed.  We may have further comments upon review of such financial statements.

Response:  The Company continues to diligently pursue the completion of the financial statements.  The customary representation letters utilized in a normal audit process were not appropriate based on the facts of the transaction, timing of the financial statements and the involvement of the prior owner of the assets.  After discussion among the parties, the Company has made progress in establishing the appropriate structure of the representation letters to be provided to the third party auditor.  Furthermore, the Company received preliminary financial statements from the third party auditor. However, the financial statements provided present the assets and entire operations of Filene’s Basement Inc. for the relevant period, not just the assets and operations acquired.  The Company needs to take additional steps  to cull out the appropriate information relating to the specific assets and operations acquired from Filene’s Basement Inc. so that this separation can be reflected in a pro-forma adjustment in the Form 8-K.  In that regard, we are working through identifying specific line item detail for the associated Filene’s Basement acquired assets and operations to be utilized to complete the required financial statements. While we continue to make forward progress towards the completion and filing of the Form 8-KA, we are still several weeks away from completion.

If you should have any questions concerning this letter, please do not hesitate to call the undersigned (at 201-902-9600, ext.613) or Gary Binkoski, Interim Chief Financial Officer, of Syms Corp (at 201-902-9600, ext. 645).

Very truly yours,

SYMS CORP

By:	/s/ Laura McCabe Brandt
Name: Laura McCabe Brandt
Title: Vice President & General Counsel

cc:	Securities and Exchange Commission
James Lopez, Esq.
Mr. Raj Rajan
Mr. Brian Bhandari

Syms Corp
Gary Binkoski